UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

On November 6, 2023, Newegg Commerce, Inc. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s common shares (the “Common Shares”), was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The receipt of the letter has no immediate effect on the Company’s Nasdaq listing and does not affect the Company’s reporting requirements with the Securities and Exchange Commission. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until May 6, 2024 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. To regain compliance, the bid price of the Common Shares must close at or above $1.00 per share for a minimum of 10 consecutive business days. In the event the Company does not regain compliance with the Bid Requirement by the Compliance Date, the Company may be eligible for an additional period of 180 calendar days to regain compliance. Otherwise, the Common Shares are subject to delisting from Nasdaq.

The Company intends to monitor the closing bid price of the Common Shares and may, if appropriate, consider available options to regain compliance with the Bid Price Requirement.

Share Repurchase Program

On November 8, 2023, the Board of Directors of the Company approved a share repurchase program pursuant to which the Company may purchase up to $10 million of its outstanding Common Shares, effective immediately.

Share repurchases under the program may be made in the open market, in privately negotiated transactions or by other means, including through trading plans intended to qualify under Rule 10b5-1 of the Securities and Exchange Act of 1934 and accelerated share repurchase agreements, with the amount and timing of repurchases to be determined at the Company’s discretion, depending on market and business conditions, and prevailing stock prices among other factors. Open market repurchases will be structured to occur in accordance with applicable federal securities laws.

The share repurchase program will be effective for two years, beginning on November 9, 2023 and ending on November 8, 2025. The share repurchase program does not obligate the Company to repurchase any particular amount of Common Shares and may be modified, suspended or terminated at any time.

The Company expects to fund repurchases with a combination of existing cash and cash equivalents and cash flows from operations.

On November 13, 2023, the Company issued a press release discussing the receipt of the deficiency letter and announcing the share repurchase program. A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated November 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 13, 2023	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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